

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 29, 2022

Mojdeh Poul
President and Director
Garden SpinCo Corporation
3M Center
St. Paul, MN 55144

> **Re: Garden SpinCo Corporation**
> **Amendment No. 4 to Registration Statement on Form S-4**
> **Filed June 27, 2022**
> **File No. 333-263669**

Dear Ms. Poul:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Amendment No. 4 to Registration Statement on Form S-4

Unaudited Combined Financial Statements for the Food Safety Business of 3M Company, page F-1

1. We note on page 228 that 3M's Quarterly Report on Form 10-Q filed with the SEC on July 27, 2022 has been incorporated by reference. Accordingly, please update your filing to include the combined financial statements for the Food Safety Business as of June 30, 2022 or tell us your basis for not providing these financial statements citing authoritative literature. In addition, please update the Summary Historical Combined Financial Information of the Food Safety Business on pages 38 and 39, the Unaudited Pro Forma Condensed Combined Financial Information of Neogen and the Food Safety Business starting on page 103, and Management's Discussion and Analysis of Financial Condition and Results of Operations starting on page 120 to reflect the historical financial

information for the Food Safety Business as of June 30, 2022, or tell us your basis as to why an update is not required. Refer to Article 11-02(c) of Regulation S-X.

You may contact Ibolya Ignat at 202-551-3636 or Sasha Parikh at 202-551-3627 if you have questions regarding comments on the financial statements and related matters. Please contact Abby Adams at 202-551-6902 or Christine Westbrook at 202-551-5019 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Steven A. Rosenblum, Esq.